UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Penson Worldwide, Inc.

File No. 001-32878 - CF#24832

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Penson Worldwide, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 5, 2010, as amended.

Based on representations by Penson Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.4	through November 2, 2019
Exhibit 10.35	through November 2, 2019
Exhibit 10.36	through November 2, 2019
Exhibit 10.37	through November 2, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd Schiffman
Assistant Director